EVO Transportation & Energy Services, Inc.

2075 West Pinnacle Peak Rd. Suite 130

Phoenix, AZ 85027

877-973-9191

September 11, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	EVO Transportation & Energy Services, Inc. – Registration Statement on Form S-1, Registration File No. 333-229602

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), EVO Transportation & Energy Services, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-229602), together with all exhibits thereto, initially filed on February 11, 2019 (collectively, the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because it has determined not to register the resale of such securities at this time.  The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact Patrick Seul of Fredrikson & Byron, P.A. at (612) 492-7367.

By:	/s/ Thomas J. Abood
Thomas J. Abood
Chief Executive Officer
Principal Executive Officer